MEMORANDUM

DATE: February 6, 2003

TO: File

FROM: Dominique Sasson

RE: Item 77(i): Form N-SAR for Variable Insurance Products Fund IV

Pursuant to a Board approved vote on July 10, 2002, Variable Insurance Products Fund IV commenced Initial Class, Service Class, and Service Class 2 shares of Real Estate Portfolio. Pursuant to a Board approved vote on November 6, 2002, Variable Insurance Products Fund IV commenced Initial Class, Service Class, and Service Class 2 shares of Growth Stock Portfolio.

Initial Class, Service Class, and Service Class 2 shares of Real Estate Portfolio commenced on November 6, 2002. Initial Class, Service Class, and Service Class 2 shares of Stock Growth Portfolio commenced on December 11, 2002.